APEX CRITICAL METALS CORP.

1450 - 789 West Pender Street

Vancouver, British Columbia, V6C 1H2

INFORMATION CIRCULAR

January 27, 2025

(This document contains information as at January 27, 2025 and all amounts are in Canadian dollars, unless otherwise indicated.)

GENERAL PROXY INFORMATION

This information circular (the "Information Circular") is furnished to the shareholders (each, a "Shareholder") of Apex Critical Metals Corp. (the "Company") by the board of directors of the Company (the "Board") in connection with the solicitation by the Company's Board of proxies to be voted at the Annual General Meeting (the "Meeting") of the Shareholders to be held on Wednesday, February 26, 2025 at 11:00 a.m. (Vancouver time) at 1450 - 789 West Pender Street, Vancouver, British Columbia or at any adjournment or postponement thereof.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for any cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment and Revocation of Proxy

Registered Shareholders

Registered Shareholders ("Registered Shareholders") are entitled to vote at the Meeting. A Registered Shareholder is entitled to one vote for each common share in the capital of the Company (each, a "Share") that such Registered Shareholder holds on January 27, 2025 (the "Record Date") on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of meeting are to Registered Shareholders unless specifically stated otherwise.

The persons named as proxy holders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Odyssey Trust Company, at their offices located at 323 - 409 Granville Street, Vancouver, British Columbia V6C 1T2 (Tel: 778-819-1184), at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled commencement of the Meeting or an adjournment or postponement of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney- in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation and (b) delivered either: (i) to the Company at 1450 - 789 West Pender Street, Vancouver, BC V6C 1H2 (Attention: Jody Bellefleur) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof; (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting. The Shares represented by a Shareholder's proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be voted upon, the Shares represented by that Shareholder's proxy will be voted accordingly.

In the case of abstentions from or withholding of the voting of Shares on any matter, the Shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THEM ON THEIR BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS OR HER NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

Non-Registered Shareholders

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory policies require intermediaries to seek voting instructions from Beneficial Shareholders in advance of a shareholders' meeting. Beneficial Shareholders have the option of either not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholder are designated as non-objecting beneficial owners, or "NOBOs") or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or "OBOs").

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a "VIF") instead of a proxy (the notice of meeting, Information Circular and VIF or proxy are collectively referred to as the "Meeting Materials"), directly to the NOBOs and indirectly through intermediaries to the OBOs. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to the OBOs. The Company will not pay for the delivery of proxy-related materials to OBOs. The OBOs will not receive the Meeting Materials unless their intermediary assumes the costs of delivery.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, the Beneficial Shareholder is able to instruct the intermediary (or other Registered Shareholder) how to vote the Beneficial Shareholder's Shares on the Beneficial Shareholder's behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. If you have any questions respecting the voting of Shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Shares which they beneficially own. A Beneficial Shareholder receiving a VIF, through Broadridge or another intermediary, cannot use that form to vote Shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only Registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven (7) days before the Meeting, arrange for its intermediary to revoke its VIF on its behalf.

The Meeting Materials are being sent to both registered and non-registered owners of the Company's Shares. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company's securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Meeting Materials to you, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, nor any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value. As of the close of business on the Record Date, a total of 46,859,391 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only Registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company's directors and officers, the only persons who own or control, directly or indirectly, or exercise control or direction over, more than 10% of the Shares are as provided in the table below.

Name	Ownership	Number of Shares	Percentage of Class (fully diluted)
Zimtu Capital Corp.(1)	Registered and beneficial	4,951,226	10.57%

(1) Zimtu Capital Corp. ("Zimtu") is a reporting issuer with its common shares listed for trading on the TSX Venture Exchange. No person owns 10% or more of Zimtu's voting securities.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial year ended July 31, 2024, together with the auditor's report thereon, will be submitted to the Meeting. Receipt at the Meeting of the financial statements and auditor's report will not constitute approval or disapproval of any matters referred to therein. The Company's financial statements and Management's Discussion and Analysis ("MD&A") are available on SEDAR+ at www.sedarplus.ca.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five (5). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends the approval of setting the number of directors of the Company at five (5).

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed, unless the director's office is earlier vacated in accordance with the Company's Articles or applicable corporate statute.

Management of the Company proposes to nominate each of the following directors of the Company, as set out in the table below, for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director Since	Number of Shares Owned(1)
Sean Charland British Columbia, Canada Chief Executive Officer, President and Director	Mr. Charland is a seasoned communications professional with experience in raising capital and marketing resource exploration companies. He has helped raise a significant amount of capital for a variety of venture listed and private companies in mineral exploration and mining, technological and health sectors, with the majority of the mineral exploration and mining. His of contacts within the financial community extends across North America and Europe. Mr. Charland is President and Chief Executive Officer of Zimtu Capital Corp., a publicly held investment issuer and company builder focused on private and small-cap resource companies, of which he has been a director since January 2012. He is also the Chief Executive Officer and a director of Rainy Mountain Royalty Corp., a director of Core Assets Corp., a director of Alpha Copper Corp, a director of Binovi Technologies Corp., and Chairman and a director of Maple Gold Mines Ltd.	August 24, 2023	1,955,625

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director Since	Number of Shares Owned(1)
Jody Bellefleur(2) British Columbia, Canada Chief Financial Officer, Corporate Secretary and Director	Ms. Bellefleur is a CPA, CGA with over 25 years' experience as a corporate accountant, providing services to both public and private companies in the junior mining sector for over 15 years. Ms. Bellefleur is for all aspects of regulatory financial reporting, including the preparation and filing of financial
	statements, the coordination of annual audits, and government tax and regulatory reporting. She has been in the process of listing multiple private companies, as well as contributing her skills to advance a number of established exploration companies. Ms. Bellefleur is a director of Q2 Metals Corp. and Sceptre Ventures Inc. Additionally, Ms. Bellefleur currently holds roles of Chief Financial Officer and Corporate Secretary for a number of public companies.	March 1, 2021	438,188
Jody Dahrouge(2) Alberta, Canada Director	Mr. Dahrouge is a graduate of the University of Alberta with a Bachelors Degree in Science (Geology) and with a Special Certificate in Computing Science. Since 1998, he has been the President of Dahrouge Geological Consulting Ltd. His experience, insight and energy combine to provide the Company with a real resource in the management of resource projects.	August 2, 2018	1,517,063(3)
Darren Smith(2) Quebec, Canada Director	Mr. Smith specializes in high-level project management including program design and implementation, technical reporting, land management, community engagement, and corporate technical disclosure. He has provided technical oversight for PEA, PFS, and FS level projects as well as complex metallurgical programs. Mr. Smith holds positions as VP Exploration of Patriot Battery Metals Inc., Director of Ophir Metals Corp., and works as Mentor and Senior Technical Advisor REEs and Nb at Dahrouge Geological Consulting Ltd.	October 20, 2021	672,075
Joness Lang British Columbia, Canada Director	Mr. Lang is an experienced executive leader with 15 years of corporate growth strategy and capital markets experience within the natural resource sector. Mr. Lang is the CEO of Canter Resources Corp., a critical metals exploration company focused on lithium and boron in the western USA. He also serves as President for American Pacific Mining Corp, and prior to that was the Executive Vice President of Maple Gold Mines Ltd.	May 15, 2024	418,750(4)

(1) Information has been furnished by the respective nominees individually.

(2) Member of the Company's audit committee.

(3) 17,063 Shares are held in a joint broker account with his Mr. Dahrouge's wife, Deborah Dahrouge. 1,500,000 Shares are held through DG Resource Management, a private company controlled by Mr. Dahrouge.

(4) These Shares are held through EBC Consulting Group Ltd., a private company controlled by Mr. Lang.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxies for the election of any other persons as directors.

Management of the Company recommends that Shareholders vote for the election of each of the nominees listed above as a director of the Company.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Orders

To the best of management's knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the best of management's knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular has become, bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management's knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

Penalties or Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this statement of executive compensation ("Statement of Executive Compensation"):

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries;

"named executive officer" or "NEO" means each of the following individuals:

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer ("CEO"), including an individual performing functions similar to a

CEO;

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer ("CFO"), including an individual performing functions similar to a

CFO;

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and NEO Compensation, Excluding Compensation Securities

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of all other Compensation ($)	Total Compensation ($)
Sean Charland(2) CEO, President and Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Jody Bellefleur(3) CFO, Corporate Secretary and Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Jody Dahrouge(4) Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Darren Smith(5) Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Joness Lang(6) Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	N/A	N/A	N/A	N/A	N/A	N/A
Jason Birmingham(7) Former Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil
David Hodge(8) Former CEO, President and Director	2024	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Steve Mynott(9) Former CEO and Director	2024	N/A	N/A	N/A	N/A	N/A	N/A
	2023	Nil	Nil	Nil	Nil	Nil	Nil
Michael Schuss(10) Former Director	2024	3,750	Nil	Nil	Nil	Nil	Nil
	2023	18,000	Nil	Nil	Nil	Nil	3,750 18,000

(1) "Perquisites" include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director's total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director's salary for the financial year if the NEO or director's total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director's total salary for the financial year is $500,000 or greater.

(2) Sean Charland was appointed CEO, President and a director of the Company on August 24, 2023.

(3) Jody Bellefleur was appointed as CFO and a director of the Company on March 1, 2021.

(4) Jody Dahrouge was appointed as a director of the Company on August 2, 2018.

(5) Darren Smith was appointed as a director of the Company on October 20, 2021.

(6) Joness Lang was appointed as a director of the Company on May 15, 2024.

(7) Jason Birmingham was appointed as a director of the Company on November 17, 2022. Mr. Birmingham resigned as a director of the Company on April 24, 2024.

(8) David Hodge was appointed as a director of the Company on March 1, 2021 and CEO and President of the Company on September 23, 2022. Mr. Hodge resigned from all positions with the Company on August 24, 2023.

(9) Steve Mynott was appointed as CEO and a director of the Company on March 1, 2021. Mr. Mynott resigned as a director of the Company on November 17, 2022 and as CEO of the Company on September 23, 2022.

(10) Michael Schuss was appointed as a director of the Company on November 17, 2022. Mr. Schuss resigned as a director of the Company on August 24, 2023.

External Management Companies

Except as set out herein, the Company has not engaged the services of an external management company to provide executive management services to the Company, directly or indirectly.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended July 31, 2024 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Sean Charland(1) CEO, President and Director	Stock Options	900,000	April 26, 2024	$0.133	$0.167	$0.33	April 26, 2029
Jody Bellefleur(2) CFO, Corporate Secretary and Director	Stock Options	300,000	April 26, 2024	$0.133	$0.167	$0.33	April 26, 2029
Jody Dahrouge(3) Director	Stock Options	300,000	April 26, 2024	$0.133	$0.167	$0.33	April 26, 2029
Darren Smith(4) Director	Stock Options	300,000	April 26, 2024	$0.133	$0.167	$0.33	April 26, 2029
Joness Lang(5) Director	Stock Options	300,000	May 8, 2024	$0.167	$0.167	$0.33	May 8, 2029
Jason Birmingham(6) Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
David Hodge(7) Former CEO, President and Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Steve Mynott(8) Former CEO and Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Michael Schuss(9) Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

(1) Sean Charland was appointed CEO, President and a director of the Company on August 24, 2023.

(2) Jody Bellefleur was appointed as CFO and a director of the Company on March 1, 2021.

(3) Jody Dahrouge was appointed as a director of the Company on August 2, 2018.

(4) Darren Smith was appointed as a director of the Company on October 20, 2021.

(5) Joness Lang was appointed as a director of the Company on May 15, 2024.

(6) Jason Birmingham was appointed as a director of the Company on November 17, 2022. Mr. Birmingham resigned as a director of the Company on April 24, 2024.

(7) David Hodge was appointed as a director of the Company on March 1, 2021 and CEO and President of the Company on September 23, 2022. Mr. Hodge resigned from all positions with the Company on August 24, 2023.

(8) Steve Mynott was appointed as CEO and a director of the Company on March 1, 2021. Mr. Mynott resigned as a director of the Company on November 17, 2022 and as CEO of the Company on September 23, 2022.

(9) Michael Schuss was appointed as a director of the Company on November 17, 2022. Mr. Schuss resigned as a director of the Company on August 24, 2023.

As at July 31, 2024, the NEOs and directors owned an aggregate 2,100,000 stock options. No NEO or director owned any RSUs, PSUs or DSUs.

Exercise of Compensation Securities by Directors and NEOs

No compensation securities were exercised by a NEO or director of the Company during the year ended July 31, 2024.

Stock Option Plans and Other Incentive Plans

On December 13, 2023, Shareholders approved the Company's omnibus equity incentive plan (the "Equity Incentive Plan"). The Equity Incentive Plan provides flexibility to the Company to grant equity‐based incentive awards in the form of options (each, an "Option"), restricted share units (each, an "RSU"), performance share units (each, a "PSU"), and deferred share units (each, a "DSU" and together with the Options, RSUs, and PSUs, the "Awards"), as described in further detail below. The purpose of the Equity Incentive Plan is to, among other things, provide the Company with a share related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and to reward such of those directors, employees and consultants as may be granted Awards under the Equity Incentive Plan by the Board from time to time for their contributions toward the long‐term goals and success of the Company and to enable and encourage such directors, employees and consultants to acquire Shares as long‐term investments and proprietary interests in the Company.

The Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Shares), provides that the aggregate maximum number of Shares that may be issued upon the exercise or settlement of Awards granted under the Equity Incentive Plan shall not exceed 20% of the Company's issued and outstanding Shares from time to time. The Equity Incentive Plan is considered an "evergreen" plan, since the Shares covered by Awards that have been exercised, settled or terminated shall be available for subsequent grants under the Equity Incentive Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases. As of the date hereof, the Company could grant up to an aggregate of 9,371,878 in Options, RSUs, PSUs and DSUs, being 20% of the issued and outstanding Shares on January 27, 2025.

As of the date hereof, the Company has granted 2,250,000 Options to its directors, officers and consultants. There are currently no RSUs, PSUs or DSUs outstanding.

The policies of the Canadian Securities Exchange (the "CSE") require that Shareholders approve the Equity Incentive Plan every three years. Accordingly, Shareholders will be asked to confirm and re-approve the Equity Incentive Plan on or before December 13, 2026.

A copy of the Equity Incentive Plan is attached to the Information Circular dated November 9, 2023, which was filed under the Company's profile on SEDAR+ on November 23, 2023 and is available at www.sedarplus.ca.

Termination and Change of Control Benefits

At July 31, 2024, there were no contract, agreement, plan or arrangement between the Company and its NEOs that provides for payments to NEOs at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a NEO's responsibilities.

Employment, Consulting and Management Agreements

Other than disclosed below, the Company has not entered into written employment or consulting agreements with any of its executive officers.

The Company entered into a management services agreement (the "Zimtu Agreement") with Zimtu Capital Corp. ("Zimtu") on January 1, 2021, which was renewed on December 1, 2022 and December 1, 2023. The Zimtu Agreement has a term of 12 months (the "Term"). Pursuant to the Zimtu Agreement, Zimtu provides the Company with administrative and management services, including, corporate maintenance, continuous disclosure filing services, rent and other administrative services. The Zimtu Agreement may be terminated by either party by providing one months' notice to the other party. As consideration for these services, a monthly fee of $15,000 (plus GST) is paid to Zimtu by the Company.

Termination and Change of Control Benefits

At July 31, 2024, except for the terms outlined above, there were no contract, agreement, plan or arrangement between the Company and its NEOs that provides for payments to NEOs at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a NEO's responsibilities.

Oversight and Description of Director and NEO Compensation

The Company's executive compensation program during the most recently completed financial year was administered by the Board. The Board was solely responsible for determining the compensation to be paid to the Company's directors and NEOs and evaluating their performance. The Board has not adopted any specific policies or objectives for determining the amount or extent of compensation for directors or NEOs. Due to the Company being an early stage issuer and having limited financial resources, compensation is not tied to any performance criteria or goals. The Board has not established a compensation committee. The Board reviews annually the total compensation package of each of the Company's executives on an individual basis.

The significant elements of compensation for the NEOs are cash consulting fees, salary and Awards. There is no policy or target regarding allocation between cash and non-cash elements of the Company's compensation program. Cash consulting fees and salary are determined primarily upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each NEO and varies with the amount of time spent by each NEO in carrying out his or her functions on behalf of the Company. The grant of Awards, as a key component of the executive compensation package, signals management's commitment to the growth of the Company and enables the Company to attract and retain qualified executives. Awards are based on the total of Awards available under the Equity Incentive Plan, if approved. In granting Awards, the Board reviews the total of Awards available under the Equity Incentive Plan, if approved, and recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding Awards held by an executive are taken into account when determining whether and how new Awards should be made to such executive. The exercise periods of the Awards are to be set at the date of grant. The Awards may contain vesting provisions in accordance to the Equity Incentive Plan, if approved.

The Company is unaware of any significant events that have occurred during the year ended July 31, 2024, that have significantly affected compensation of its management team and directors. The Company did not make any changes to its compensation polices during or after the financial year ended July 31, 2024.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding the Company's equity compensation plans which were in effect as at the financial year ended July 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,250,000	$0.138	5,350,610
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	2,250,000	N/A	5,350,610

(1) The Equity Incentive Plan is a rolling plan under which the Company can issue such number of Options, RSUs, PSUs and DSUs as is equal to 20% of the Company's issued and outstanding Shares from time to time. As of January 27, 2025, there were 46,859,391 Shares outstanding and the Company could grant up to an aggregate of 9,371,878 in Options, RSUs, PSUs and DSUs to acquire Shares on such date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer, employee, proposed nominee for election to the Board, or associate of such persons is, or at any time since the beginning of the Company's most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

No indebtedness of a current or former director, executive officer, proposed nominee for election to the Board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (i) director, proposed director or executive officer of the Company; (ii) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (each, an "Insider"); (iii) director or executive officer of an Insider; or (iv) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares.

APPOINTMENT AND REMUNERATION OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint DeVisser Gray LLP, Chartered Professional Accountants, as auditor of the Company for the financial year ending July 31, 2025, and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditor for the financial year ending July 31, 2025. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

DeVisser Gray LLP, Chartered Professional Accountants, was first appointed auditor of the Company on May 30, 2022.

Management of the Company recommends that Shareholders vote for the appointment of DeVisser Gray LLP, Chartered Professional Accountants, as the Company's auditor for the Company's financial year ending July 31, 2025 and to authorize the directors of the Company to fix the remuneration to be paid to the auditor for the financial year ending July 31, 2025.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DEVISSER GRAY LLP, CHARTERED PROFESSIONAL ACCOUNTANTS, AS AUDITOR OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the "Audit Committee"):

The Audit Committee Charter

The full text of the audit committee charter (the "Audit Committee Charter") is attached as Schedule "A" to this Information Circular.

Composition of the Audit Committee

The Company's Audit Committee is currently comprised of three directors consisting of Jody Bellefleur, Jody Dahrouge and Darren Smith. As defined in NI 52-110, Ms. Bellefleur, the Company's Chief Financial Officer and Corporate Secretary, is not "independent", as she is an executive officer of the Company and Mr. Dahrouge is not independent as he receives, directly or indirectly, a compensatory fee from the Company and is therefore considered to have a material relationship with the Company. Mr. Smith is considered independent. All of the Audit Committee members are "financially literate", as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right, at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditor of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditor.

Relevant Education and Experience

The following sets out the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member and that provides each member with: (i) an understanding of the accounting principles used by the Company to prepare its financial statements; (ii) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and (iv) an understanding of internal controls and procedures for financial reporting:

Jody Bellefleur

Jody Bellefleur joined the Company as CFO and Corporate Secretary on March 1, 2021. Ms. Bellefleur has been the CFO for numerous public companies listed in Canada, including Zimtu, Commerce Resources Corp., Core Assets Corp., Saville Resources Inc., Sceptre Ventures Inc., Swmbrd Sports Inc. and Q2 Metals Corp. Ms. Bellefleur has extensive experience in financial reporting, accounting, initial public offerings, fund raising and corporate governance. Ms. Bellefleur holds a Bachelor of Commerce from the University of British Columbia and is a member in good standing of the Chartered Professional Accountants of British Columbia.

Jody Dahrouge

Mr. Dahrouge has been a director of the Company since its incorporation. Mr. Dahrouge is a graduate of the University of Alberta with a Bachelor's Degree in Science (Geology) and with a Special Certificate in Computing Science. Since 1998, he has been the President of Dahrouge Geological Consulting Ltd. His experience, insight and energy combine to provide the Company with a real resource in the management of resource projects. Mr. Dahrouge is financially literate and is able to evaluate and understand the Company's financial statements at the current level of complexity.

Darren Smith

Mr. Smith joined the Company as a Director on October 20, 2021. With more than 19 years' experience in the mineral exploration industry, Mr. Smith specializes in high-level project management including program design and implementation, technical reporting, land management, community engagement, and corporate technical disclosure. He has provided technical oversight for PEA, PFS, and FS level projects as well as complex metallurgical programs. Mr. Smith's experience includes carbonatite complexes & associated metals (Ta, Nb, Sc, REEs), Li, Co, U, phosphate, fluorspar, as well as base and precious metals. In 2009, Mr. Smith and his team discovered one of the world's largest REE deposits (Ashram), and in 2017 discovered the Corvette lithium pegmatite district, where one of the world's largest lithium pegmatites has been defined through drilling. Mr. Smith obtained a Bachelor of Science in Earth Sciences in 2003 and a Master's of Science in Earth Sciences in 2005 both from Carleton University. Mr. Smith is financially literate and is able to evaluate and understand the Company's financial statements at the current level of complexity.

Mr. Smith holds positions as VP Exploration of Patriot Battery Metals Inc., Director of Ophir Metals Corp., and works as Mentor and Senior Technical Advisor REEs and Nb for Dahrouge Geological Consulting Ltd.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis, as applicable.

External Auditor Service Fees

In the following table, "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-Related Fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax Fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All Other Fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's external auditor in the last two financial years by category, are as follows:

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
July 31, 2024	$19,000	Nil	Nil	Nil
July 31, 2023	$28,000	Nil	Nil	Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of National Instrument 52-110.

MANAGEMENT CONTRACTS

There were no management functions of the Company, which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company, except as otherwise described in this Information Circular.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices as follows:

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

Joness Lang and Darren Smith are "independent" in that they are independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company, other than the interests and relationships arising from being securityholders. Sean Charland and Jody Bellefleur are not considered independent as a result of their positions as the CEO and CFO of the Company, respectively. Jody Dahrouge is not independent as he receives, directly or indirectly, a compensatory fee from the Company and is therefore considered to have a material relationship with the Company.

Directorships

Certain directors of the Company are currently also directors of other reporting issuers, as described in the table below:

Name of Director	Names of Other Reporting Issuers	Trading Market
Sean Charland	Zimtu Capital Corp.	TSXV
	Core Assets Corp.	CSE
	Rainy Mountain Royalty Corp.	TSXV
	Alpha Copper Corp.	CSE
Jody Bellefleur	Sceptre Ventures Inc	NEX Board
	Q2 Metals Corp.	TSXV
Joness Lang	American Pacific Mining Corp.	CSE
	Canter Resources Corp.	CSE
Darren Smith	Ophir Metals Corp.	TSXV

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education as the Board's practice is to recruit for the Board only persons with extensive experience in identifying and targeting junior businesses for transactions and in public company matters.

Ethical Business Conduct

The Board has not adopted a written ethical business code of conduct for directors, officers and employees. However, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Board is also responsible for applying governance principles and practices, tracking development in corporate governance, and adapting "best practices" to suit the needs of the Company. Certain of the directors of the Company may also be directors and officers of other companies, and conflicts of interest may arise between their duties. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the Business Corporations Act (British Columbia).

Nomination of Directors

The Company does not have a stand‐alone nomination committee. The full Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the industry are consulted for possible candidates.

Compensation

The Board reviews the compensation of its directors and executive officers annually. The directors will determine compensation of directors and executive officers taking into account the Company's business ventures and the Company's financial position.

Other Board Committees

The Company has no other committees other than the Audit Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, nor any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

OTHER MATTERS

Other than the above, management of the Company know of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. If any other matters that are not currently known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the Designated Persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information about the Company can be obtained through SEDAR+ at www.sedarplus.ca. Shareholders may contact the Company at its office by mail at 1450 - 789 West Pender Street, Vancouver, BC V6C 1H2, to request copies of the Company's financial statements and related MD&A. Financial information is provided in the Company's comparative annual financial statements and MD&A for the most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available on SEDAR+.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Vancouver, British Columbia this 27th day of January, 2025.

ON BEHALF OF THE BOARD OF DIRECTORS OF

APEX CRITICAL METALS CORP.

"Jody Bellefleur"
Jody Bellefleur
Chief Financial Officer and Director

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

[see attached]

APEX CRITICAL METALS CORP.

(the "Corporation")

AUDIT COMMITTEE CHARTER

1. MANDATE

The audit committee will assist the board of directors of the Corporation (the "Board") in fulfilling its financial oversight responsibilities. The committee will review and consider, in consultation with the Corporation's external auditors, the financial reporting process, the system of internal control over financial reporting and the audit process. In performing its duties, the audit committee will maintain effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as the Corporation's business, operations and risks.

2. COMPOSITION

The Board will appoint, from among their membership, an audit committee after each annual meeting of the shareholders of the Corporation. The audit committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the audit committee must be "independent" (as defined in Sec. 1.4 of National Instrument 52-110 (Audit Committees)) ("NI 52-110").

2.2 Expertise of Committee Members

A majority of the members of the audit committee must be "financially literate" (as defined in Sec. 1.6 of NI 52-110) or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise.

3. MEETINGS

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Corporation's Chief Financial Officer and external auditors in separate executive sessions.

4. ROLES AND RESPONSIBILITIES

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, or performing other audit, review or attestation services, including the resolution of disagreements between management and the external auditors regarding financial reporting. In carrying out this duty, the audit committee shall:

(a) recommend to the Board that the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attestation services for the Corporation;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors;

(e) review and confirm the independence of the external auditors by reviewing the non- audit services provided and the external auditors' assertion of their independence in accordance with professional standards; and

(f) review and approve the Corporation's hiring policies regarding partners and employees, and former partners and employees, of the present and former external auditor of the Corporation.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Corporation; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information of the Corporation prior to their release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered;

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public;

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public;

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public; and

Release of Financial Information

(h) where reasonably possible, review and approve all public disclosure containing financial information, including news releases, prior to release to the public. An audit committee must be satisfied that adequate procedures are in place for the review of the

Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and must periodically assess the adequacy of those procedures.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii) the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i) the pre-approval policies and procedures are detailed as to the particular service;

(ii) the audit committee is informed of each non-audit service; and

(iii) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall:

(a) establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and the external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

6. GUIDANCE - ROLES & RESPONSIBILITIES

The audit committee should consider undertaking the actions described in the following guidance, which is intended to provide the audit committee members with additional guidance on fulfilment of their roles and responsibilities on the committee:

6.1 Internal Control

(a) evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities,

(b) focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown, and

(c) gain an understanding of whether internal control recommendations made by external auditors have been implemented by management;

6.2 Financial Reporting General

(a) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements,

(b) ask management and the external auditors about significant risks and exposures and the plans to minimize such risks,

(c) understand industry best practices and the Corporation's adoption of them;

Annual Financial Statements

(d) review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Corporation reports or trades its shares;

(e) pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f) focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(g) consider management's handling of proposed audit adjustments identified by the external auditors;

(h) ensure that the external auditors communicate all required matters to the committee;

Interim Financial Statements

(i) be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j) meet with management and the auditors, either telephonically or in person, to review the interim financial statements;

(k) to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i) actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii) changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Corporation's operations and financing practices;

(iii) generally accepted accounting principles have been consistently applied;

(iv) there are any actual or proposed changes in accounting or financial reporting practices;

(v) there are any significant or unusual events or transactions;

(vi) the Corporation's financial and operating controls are functioning effectively;

(vii) the Corporation has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii) the interim financial statements contain adequate and appropriate disclosures;

6.3 Compliance with Laws and Regulations

(a) periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b) be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

(c) review the findings of any examinations by securities regulatory authorities and stock exchanges; and

6.4 Other Responsibilities

(a) review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.